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Date 18 November 2003

03 DEC -1 AM 7:21

Legal & General

Legal & General Group
Temple Court
11 Queen Victoria Street
London EC4N 4TP
Telephone 020 7528 6200
Fax 020 7528 6222

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49

03037789

SUPPL

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information persuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- Legal & General Board Changes Announcement
- Legal & General Appointment of New Non-Executive Director
- 3Q New Business Results

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

Please stamp and return the enclosed receipt copy letter.

Yours faithfully

P N Horsman
Head of Investor Relations

Directorate Change

Legal & General Group Plc today announces the following Board changes: -

Gareth Hoskin, has resigned from the Group Board with effect from today for personal reasons. Gareth is staying with Legal & General and is taking up the position of Director (Resources and International.)

John Pollock, 45, will be appointed to take the position of Group Director (Product and Corporate) and will join the Board later this month, subject to regulatory approval. John joined Legal & General in 1980 and has held many senior management positions within the Group, both in the UK and overseas. Most recently John was responsible for all UK Life and Pensions administration and customer services.

Enquiries to: -

Neville Walton, Director of Corporate Communications 020 7528 6250

Legal & General Group Plc

Non-Executive Director

Legal & General Group Plc ("Group") today announces that James Strachan will become an Independent, Non-Executive Director of the Group on 1 December 2003. James Strachan (aged 50) is Chairman of the Audit Commission. He is a member of the Board and Audit Committee of Ofgem and the DTI Business Board. He was previously an investment banker for 13 years, latterly Managing Director of Merrill Lynch in London. He has also worked both in the voluntary sector where he now chairs RNID and as a professional photographer and journalist.

Enquiries: Neville Walton 020 7528 6250

Stock Exchange/Press Release

20 October 2003

Legal & General Group Plc
New business results to 30 September 2003

	Three months to 30/9/03	Three months to 30/9/02	Change
New business APE[1]			
- UK individual business	**£177m**	**£170m**	**+4%**
- UK group business	**£26m**	**£16m**	**+63%**
UK total	**£203m**	**£186m**	**+9%**
International	**£23m**	**£23m**	**nil**
Total	**£226m**	**£209m**	**+8%**
Institutional fund management	**£4.1bn**	**£3.0bn**	**+36%**

[1] Annual Premium Equivalent (APE) is total new annual premiums + 10% of single premiums including ISAs and unit trusts.

David Prosser, Group Chief Executive, said: "Legal & General continues to make good progress in steadily improving market conditions with out-performance against the corresponding quarter last year and, we believe, further market share growth.

Success in distribution remains key for Legal & General. We are continuing both to build our IFA strengths and to secure important new distribution agreements.

Legal & General Investment Management continues its remarkable record. Already the largest manager of UK pension funds, it is deepening customer relationships and extending its product range to become an increasingly strong business."

In a recent presentation to analysts and fund managers Tim Breedon, Group Director (Investments), outlined the continuing growth of our index fund business (including expansion beyond our existing UK customer base) and the successful development of our active bonds business. This presentation can be found at http://investor.legalandgeneral.com/presentations.cfm .

International business

In the USA annual premium business slowed in the third quarter reflecting the competitive environment. New business in the first nine months was $66m APE (2002: $68m).

Our European businesses produced €45m APE in the first nine months (2002: €47m). In the Netherlands, despite growth in single premiums in the third quarter, volumes for the first nine months were lower at €21m (2002: €23m). In France, third quarter volumes grew from €8m to €9m APE, leaving sales unchanged in the first nine months at €24m APE.

For further information contact:

Investors: Peter Horsman
Head of Investor Relations
020 7528 6362

Media: John Morgan
Head of Public Relations
020 7528 6213

Anthony Carlisle
Citigate Dewe Rogerson
020 7638 9571
07973 611888

Notes:

1. A copy of this announcement can be found in the shareholder section of our website at http://investor.legalandgeneral.com/releases.cfm

2. Financial Calendar:

2003 full year new business results	27 January 2004
2003 preliminary results	26 February 2004
2004 first quarter new business results and AGM	28 April 2004
2004 interim results and second quarter new business	29 July 2004
2004 third quarter new business results	20 October 2004

NEW UK BUSINESS

	Nine months to 30 September 2003 £m	Nine months to 30 September 2002 £m	increase/ (decrease) %	Three months to 30 September 2003 £m	Three months to 30 September 2002 £m	increase/ (decrease) %
INDIVIDUAL LIFE AND PENSIONS BUSINESS						
New annual premiums						
Life:						
- Mortgage related	78	73		30	24	
- Protection	36	34		13	12	
Pensions:						
- Individual pensions	81	132		24	39	
Total new annual premiums	195	239	-18	67	75	-11
Single premiums						
Life:						
- With-profits	450	886		122	221	
- Other	339	183		153	72	
Pensions:						
- Individual pensions	217	214		52	64	
- Annuities - individual	525	300		211	115	
- DSS rebates	134	109		97	66	
Total single premiums	1,665	1,692	-2	635	538	18
Individual life and pensions APE	362	408	-11	131	129	2

	Nine months to 30 September 2003 £m	Nine months to 30 September 2002 £m	increase/ (decrease) %	Three months to 30 September 2003 £m	Three months to 30 September 2002 £m	increase/ (decrease) %
ISAS, PEPS AND UNIT TRUSTS						
New annual premiums						
- ISAs/PEPs (excluding cash ISAs)	22	37	-41	7	11	-35
- Unit trusts	5	5		1	0	
Total new annual premiums	27	42	-36	8	11	-27
Single premiums						
- ISAs/PEPs (excluding cash ISAs)	496	646		104	110	
- Unit trusts	914	653		282	184	
Total single premiums	1,410	1,299	9	386	294	31
ISAs, PEPs and unit trusts APE	168	172	-2	46	41	12
Total individual business APE	530	580	-9	177	170	4

	Nine months to 30 September 2003 £m	Nine months to 30 September 2002 £m	increase/ (decrease) %	Three months to 30 September 2003 £m	Three months to 30 September 2002 £m	increase/ (decrease) %
GROUP LIFE AND PENSIONS BUSINESS						
New annual premiums						
- Group risk	24	24		11	10	
- Group pensions	2	5		0	1	
Total new annual premiums	26	29	-10	11	11	2
Single premiums						
- Annuities - bulk purchase	515	210		149	35	
- Other group business	9	52		5	24	
Total single premiums	524	262	100	154	59	160
Group life and pensions APE	78	55	42	26	16	63
Total UK APE	608	635	-4	203	186	9
INSTITUTIONAL FUND MANAGEMENT						
UK Managed Funds						
- Pooled funds	8,327	9,171		3,120	2,846	
- Segregated funds	1,256	489		897	12	
	9,583	9,660		4,017	2,858	
UK Other	470	543		56	127	
	10,053	10,203	-1	4,073	2,985	36

UNAUDITED NEW BUSINESS PREMIUMS
NINE MONTHS TO 30 SEPTEMBER 2003

WORLDWIDE NEW BUSINESS

	Nine months to 30 September 2003 £m	Nine months to 30 September 2002 £m	increase/ (decrease) %	Three months to 30 September 2003 £m	Three months to 30 September 2002 £m	increase/ (decrease) %
Annual premiums						
Life and pensions:						
- Life	138	131		54	45	
- Pensions	83	137		24	41	
UK	221	268	-18	78	86	-9
- USA	39	43		12	14	
- Netherlands	8	8		2	3	
- France	6	4		2	1	
Total life and pensions	274	323	-15	94	104	-10
Retail investment business:						
- UK	27	42		8	11	
Total new annual premiums	301	365	-18	102	115	-11
Single premiums						
Life and pensions:						
- Life	789	1,069		275	293	
- Pensions	1,400	885		514	305	
UK	2,189	1,954	12	789	598	32
- USA	11	2		3	1	
- Netherlands	67	67		21	14	
- France	85	83		36	30	
Total life and pensions	2,352	2,106	12	849	643	32
Retail investment business:						
- UK	1,410	1,299		385	294	
- France	18	23		9	7	
Total single premiums	3,780	3,428	10	1,243	944	32
Annual premium income (APE)						
- UK life and pensions business	440	464		157	146	
- Overseas life and pensions business	69	70		22	22	
	509	534	-5	179	168	7
- UK retail investment business	168	172		46	40	
- Overseas retail investment business	2	2		1	1	
Total retail investment business	170	174	-2	47	41	15
Worldwide APE	679	708	-4	226	209	8

OVERSEAS OPERATIONS
IN LOCAL CURRENCY

	Nine months to 30 September 2003	2002	increase/ (decrease) %	Three months to 30 September 2003	2002	increase/ (decrease) %
USA ($m):						
New annual premiums	64	68		19	25	
Single premiums	18	3		5	2	
APE	66	68	-3	20	25	-20
Netherlands (? m):						
New annual premiums	12	13		4	5	
Single premiums	96	106		29	24	
APE	21	23	-9	6	7	-14
France (? m):						
New annual premiums	9	7		3	2	
Single premiums	121	133		50	52	
Unit trusts	26	36		12	12	
APE	24	24	0	9	8	13

UK INDIVIDUAL APE BY CHANNEL

	Nine months to 30 September 2003			
	Annual £m	Single £m	Total APE £m	%
Independent financial advisers	106	177	283	53
Business partnerships	92	100	192	36
Business partnerships direct	9	16	25	5
Direct	15	15	30	6
	222	308	530	100

	Nine months to 30 September 2002			
	Annual £m	Single £m	Total APE £m	%
Independent financial advisers	125	137	262	44
Business partnerships	116	117	233	40
Business partnerships direct	20	20	40	7
Direct	20	25	45	8
	281	299	580	100

	Three months to 30 September 2003			
	Annual £m	Single £m	Total APE £m	%
Independent financial advisers	36	59	95	54
Business partnerships	32	37	69	39
Business partnerships direct	2	4	6	3
Direct	5	2	7	4
	75	102	177	100

	Three months to 30 September 2002			
	Annual £m	Single £m	Total APE £m	%
Independent financial advisers	41	41	82	48
Business partnerships	36	33	69	41
Business partnerships direct	6	5	11	6
Direct	4	4	8	5
	87	83	170	100